UNITED STATES

                              SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON ,    D . C . 20549



     DIVISION OF
CORPORATION FINANCE




                                                                August 9, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

         Re: Ideanomics, Inc.
             Registration Statement on Form S-1/A
             Filed on August 2, 2019
             File No. 333-224382

Dear Mr. Poor:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A, filed on August 2, 2019

We are subject to risks related to holding cryptocurrencies and accepting cryptocurrencies as a form of payment., page 21

1. Please revise your risk factor to address other potential risks related to holding the GTB cryptocurrency you received in March, 2019, including risks related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach, as well as potential risks created by events on the underlying blockchain, such as "forks" and "airdrops." Please also discuss either here or in another part of your prospectus your current storage and custodial practices with respect to the
        GTB cryptocurrency.
2. We note your statement in paragraph two that you "currently expect to hold [y]our GTB unless you need cash to support your operations, at which time you may determine to
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany2019
August 9, NameIdeanomics, Inc.
August 9, 2019 Page 2
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FirstName LastName
         convert to fiat currency and U.S. dollars." With a view towards disclosure, please advise what consideration you gave to the inclusion of risk factor disclosure addressing the possible need to register as an investment company under the Investment Company Act.
Overview, page 36

3. In light of your significant holdings of GTB tokens, please describe in your MD&A overview your plan to monetize these tokens.
Comparison of Three Months Ended March 31, 2019 and 2018
Selling, general and administrative Expenses, page 42

4. We note that on February 12, 2019, you entered into separate covenants not to sue with certain individuals. Please disclose the significant terms of these agreements, including but not limited to payable consideration of $800,000 in the aggregate, and how you accounted for them in the financial statements. Refer to Exhibits 10.11, 10.12, and 10.13 of the Form 10-Q filed on May 2, 2019 and the Form 8-K filed on February 26, 2019.
Legal Matters, page 106

5. We note that Sherman & Howard will pass upon the validity of the shares you are offering pursuant to the registration statement, however see no Exhibit 5.1 in your Exhibits list.
         Please file counsel's opinion as an exhibit to your filing prior to requesting effectiveness, allowing sufficient time for staff review. Please refer to Item 601(b)(5)(i) of Regulation S-
         K.
Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Currency, page F-47

6. We note that GTB "is not backed by hard assets or other financial instruments and does not represent an investment in GTD or a right to access GTD's platform." If so, please help us reconcile this disclosure with your March 19, 2019 press release which reported that GT Dollar has been underwriting its tokens with asset-backed collateral, including real estate, airlines, insurance as well as regional bank clearance and acceptance, to launch consumer loyalty programs for those using GT Dollar when it initially launched." Refer to your press release at https://www.prnewswire.com/news-
         releases/ideanomics-signs-digital-asset-
management-services-agreement-with-
         singapores-gt-dollar-and-thai-setaku-insurance- 300814769.html.

         Additionally, it does not appear that Asia EDX Exchange (Https://asiaedx.com) has a functioning website or that it is operational. Please advise us.
7. We also note per Exhibit 10.14 of the Form 10-Q filed May 2, 2019 that Thai Setaku
         Insurance is a counterparty to your Service Agreement with GT Dollar. Please disclose its role and its respective rights and obligations in connection with the subject agreement.
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany2019
August 9, NameIdeanomics, Inc.
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Note 3. Revenue
Digital asset management service with GTD, page F-49

8. Please tell us and disclose how you adjusted the Black-Scholes option pricing model to value the GT tokens. Also, please disclose how you determined the surrogate inputs to the model such as the option strike price and the current stock price.
9. Please disclose in greater detail the nature of the GT digital currency. Clarify whether a
         GTB token as referenced in your response is the same as a GT token as referenced in your service agreement. Also, disclose whether it is convertible into a fixed or variable amount of conventional currency and whether you will be able to use it freely in commerce in exchange for goods and services, both within and away from the GT Dollar platform.
Note 6. Accounts Receivable, page F-51

10. Considering that most of your receivables exceed 180 days, please tell us why you have experienced significant payment delays and what amounts you received (if any)
         subsequent to your first quarter. Tell us whether contract provisions limit your exposure to credit risk and whether you have an enforceable right to payment. If not, tell us the factors you considered in determining their collectability apart from oral promises.

Note 12. Convertible Note, page F-55

11. We note in the last paragraph that IDV has registration rights that require the Company to file and register the common stock issued or issuable upon conversion of the convertible note or the exercise of the warrants, within 180 days following the closing of the transaction. Please clarify
           what constitutes an event of default pursuant to the note indenture, whether such default triggers cross defaults in your other note agreements, and
           what remedies do the note holders have, if any, in connection with each default.
Note 14. Related Party Transactions
(b) Transactions with GTD
Disposal of Assets in exchange of GTB, page F-57

12. Tell us how to reconcile the significant variance between the resultant value of $3.76 per token in the revenue arrangement and $16.32 per token received in the non-monetary exchange. In this regard, we note that you received the tokens in connection with contemporaneous transactions involving the same counterparty.

         Additionally, tell us the third party valuation report's basis for its expected cash flows assumptions underlying the income approach which it used to determine the fair value of the licensed content. In this regard, we note that you have not earned income or generated cash flows from such license during the past two years.
 Alfred Poor
Ideanomics, Inc.
August 9, 2019
Page 4

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert
S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                         Sincerely,
FirstName LastNameAlfred Poor
                                                         Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                         Office of
Telecommunications
August 9, 2019 Page 4
cc:       William N. Haddad
FirstName LastName